

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

June 29, 2007

By U.S. Mail and facsimile
Mr. Richard E. Gathright
Chief Executive Officer and President
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, Florida 33309

Re: SMF Energy Corporation
        Registration Statement of Form S-3
        Filed June 7, 2007
        File No. 333-143577
        Post-Effective Amendments No. 1 to Registration Statements on Form S-3
        Filed June 7, 2007
        File Nos. 333-131146; 333-136137; 333-126116; 333-113682; 333-61762
        Form 10-Q for the fiscal quarter ended March 31, 2007
        Filed May 15, 2007

Dear Mr. Gathright:

    We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Post-Effective Amendments to Form S-3

Prospectus Summary

1. In each prospectus, please briefly describe the total shares that you have registered for resale in the other registration statements that you have filed.

Undertakings

2. In each registration statement, please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Form 10-Q

Controls and Procedures, page 32

3. We note that you state that your CEO and CFO have concluded that your disclosure controls were not effective but then you state that "these officers and the Company believe that all necessary steps have been taken at the time of this filing to ensure the accuracy and completeness of the information contained in this report." This disclosure appears to qualify, if not contradict, the officers' conclusions as to the effectiveness of your controls. Please delete this qualifying language so that you state in clear and unqualified language, the conclusion reached by your certifying officers on the effectiveness of your disclosure controls and procedures.

4. Similarly, remove the language the phrase "[e]xcept as described above," from management's evaluation of any changes made to your internal controls.

Closing Comments

Please amend your Form 10-Q within 10 days of receipt of this letter, or tell us when you will respond. Please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Lee Terry, Jr., Esq.
        D. Levy